Exhibit 12.1
NovaStar Financial, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Years Ended December 31, (1)
	2005	2004	2003		2002		2001
Income from continuing operations before income tax (benefit) expense	$132,697	$136,264	$134,856		$46,730		$32,308
Plus: Fixed charges (2)	81,582	53,086	40,661		27,859		27,457

Earnings available to cover combined fixed charges and preferred stock dividends	214,279	189,350	175,517		74,589		59,765

Fixed charges	$81,582	$53,086	$40,661		$27,859		$27,457
Preferred stock dividends	6,653	6,265	—	(3)	—	(3)	5,025

Total fixed charges and preferred stock dividends	88,235	59,351	40,661		27,859		32,482

Ratio of earnings to combined fixed charges and preferred stock dividends	2.43	3.19	4.32		2.68		1.84

(1)	Reclassifications to prior year amounts have been made to conform to current year presentation.

(2)	Fixed charges include interest expense on debt, amortized debt issuance costs and the portion of rental expense deemed to represent the interest factor.

(3)	No preferred stock dividends were paid during this period as there was not any preferred stock outstanding.